GETTY REALTY CORP.

Two Jericho Plaza, Suite 110

Jericho, New York 11753-1681

VIA E-MAIL AND EDGAR

August 28, 2017

Kristi Marrone

Staff Accountant

Office of Real Estate & Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, DC 20549

Re:	Getty Realty Corp.
Form 10-K for the year ended December 31, 2016
Filed March 2, 2017
File No. 001-13777

Dear Ms. Marrone:

This letter is submitted on behalf of Getty Realty Corp. (the “Company”) in response to the comment letter dated August 15, 2017, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Danion Fielding, Chief Financial Officer and Treasurer of the Company. For your convenience, we have set forth each of the Staff’s original comments in italics immediately preceding our responses.

Note 10 – Discontinued Operations and Assets Held for Sale, page 63

1.

We note that your discontinued operations consist of properties that have been classified as held for sale since June 30, 2014. Please tell us what consideration you gave to ASC 205-20-45-1 when determining that these assets should still be classified as held for sale, given the extended length of time that they have been classified as such. In your response, include an assessment of the probability that a sale will be consummated.

Response: ASC 360-10-45-11 provides the guidance for circumstances where an asset can be held for sale beyond the one-year guidance of ASC 360-10-45-9:

360-10-45-11 Events or circumstances beyond an entity’s control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year. An exception to the one-year requirement in paragraph 360-10-45-9(d) shall apply in the following situations in which such events or circumstances arise:

c.

If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and all of the following conditions are met:

1.	During the initial one-year period the entity initiated actions necessary to respond to the change in circumstances.

2.	The asset (group) is being actively marketed at a price that is reasonable given the change in circumstances.

3.	The criteria in paragraph 360-10-45-9 are met. (See Example 11 [paragraph 360-10-55-48], which illustrates that situation.)

The circumstances outlined in paragraph 360-10-45-11(c) were used to form the Company’s conclusion that an exemption to the one-year period was warranted based on circumstances known at the time. A delay in the period required to complete a sale shall not preclude a long-lived asset (disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and the Company continued to be committed to sell the asset (group). The properties were available for sale in their present condition. The Company was actively looking for buyers at a price that was reasonable and the plan was not expected to change.

Over time contracts for sale were entered into and, as closings under these contracts occurred, the properties were sold. The period required to complete individual sales was lengthy due to the condition of the sites, including, inter alia, environmental considerations associated with their operation either as a gasoline station or as an oil terminal. Based on the pace of sales and expressions of interests in the properties, the Company concluded that it was probable that the remaining properties would be sold and continued to classify them as held for sale in accordance with ASC 360-10-45-11.

As of December 31, 2016, there were only two properties, a former oil terminal and an adjacent gasoline station, marketed as a single property, remaining in the group of properties classified as held for sale. This property had been actively marketed to several interested parties, an expression of interest had been accepted and the proposed purchaser was performing its due diligence in anticipation of acquiring the property. The Company concluded that it was probable that this last property would be sold and continued to classify it as held for sale in accordance with ASC 360-10-45-11.

However, during the second quarter of 2017, the purchaser withdrew its offer. Given that the property had been actively marketed, had been subject to offering price reductions, and there were no other offers, the Company concluded that market conditions indicated a sale was not imminent. As a result, the Company concluded that there had been a change in circumstances and, as the property no longer met the criteria to be held for sale reclassified the remaining property from held for sale to held and used.

As of June 30, 2017, there were no properties that met the criteria to be classified as held for sale and the Company disclosed such new facts on its Form 10-Q for quarter ended June 30, 2017.

Item 9B. Other Information, page 68

2.

We note that you have provided summarized financial information for CF United LLC in a form consistent with Rule 1-02(bb) of Regulation S-X. This information may be unaudited. However, you have labeled the data as audited and referred to a third-party accounting firm. In future filings, please include an audit report and consent from the third-party accounting firm, or do not label the summarized financial information as audited.

Response: In future filings, the Company will either include an audit report and consent from the third-party accounting firm, or will not label the summarized financial information as audited.

If you have any further comments or would like to discuss the Company’s responses, please do not hesitate to contact the undersigned at (516) 478-5400.

Respectfully submitted,

/s/ Danion Fielding

Danion Fielding

Chief Financial Officer and Treasurer

cc:	William Demarest, SEC Staff Accountant
Joshua Dicker, Esq., General Counsel and Secretary
Wm. David Chalk, Esq., DLA Piper LLP (US)